Release:	IMMEDIATE RELEASE
Contact:	Cecilia Au-Yeung Global-Tech Advanced Innovations Inc. Telephone: Hong Kong (852) 2814-6264 investorrelations@global-webpage.com
Web Page:	http://www.businesswire.com/cnn/gai.shtml
GLOBAL-TECH ADVANCED INNOVATIONS APPOINTS MAZARS AS ITS INDEPENDENT AUDITORS

Hong Kong, February 24, 2012 — Global-Tech Advanced Innovations Inc. (NASDAQ: GAI) today announced that the Company’s Board of Directors has appointed Mazars CPA Limited to serve as the Company’s independent auditors, following BDO Limited’s resignation. BDO Limited’s resignation was purely an internal business decision of BDO Limited and was in no way related to the affairs of the Company or caused by any action or inaction on the part of the Company.

The decision to change auditors was not the result of any disagreement between the Company and BDO Limited on matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedures.

The engagement of Mazars will commence with the review of the Company’s financial results for the fiscal year ending March 31, 2012. The Company anticipates that the transition from BDO Limited to Mazars will not result in any delays in its periodic filings with the Securities and Exchange Commission. In addition, the Company expects to realize some cost savings with respect to auditing fees as a result of the appointment of Mazars.

“We are grateful to BDO Limited for their hard work and professionalism and have truly enjoyed working with them,” said John C.K. Sham, the Company’s President and Chief Executive Officer. “After a careful review process, we are pleased to have selected Mazars to serve as the Company’s new independent auditors and look forward to our new relationship with them.”

Global-Tech Advanced Innovations Inc. is a holding company, owning subsidiaries that manufacture and market a diversified portfolio of products, such as complementary metal oxide semiconductor (CMOS) and camera modules (CCMs). The primary focus of its subsidiaries is to develop and market high-quality products for the communications industry in China and export such products to markets in North America, Europe, and other countries throughout the world.

Except for historical information, certain statements contained herein are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should,” “estimates,” or variations of such words and similar expressions are intended to identify such forward-looking statements. These forward-looking statements are subject to risks and uncertainties, including but not limited to, the impact of competitive products and pricing, demand for new and existing products in our core business, the financial condition of the Company’s customers, product demand and market acceptance especially of our new products, the success of new product development especially in the area of cellular phone components and solutions, compact camera modules and other pending projects, reliance on material customers, suppliers and key strategic alliances, the terms and conditions of customer contracts and purchase orders, availability and cost of raw materials, the timely and proper execution of certain business plans, including the plan to diversify and transform a portion of manufacturing capacity to higher-value, technology-oriented products, currency fluctuations, including the revaluation of the Chinese Renminbi, the imposition by China’s trading partners of economic sanctions and/or protective tariffs on Chinese manufactured goods, uncertainties associated with investments, the regulatory environment, fluctuations in operating results, the impact of changing global, political and economic conditions and other risks detailed from time to time in the Company’s filings with the U.S. Securities and Exchange Commission including its most recent Report on Form 20-F. The Company does not undertake to update its forward-looking information, or any other information contained or referenced in this press release to reflect future events or circumstances.